RANBAXY

HEAD OFFICE:25,NEHRU PLACE,NEW DELHI-110019, PHONE:26452666-72 FAX: (91-11)26465748

SEC:SE
19th August, 2004

BY AIR MAIL

SUPPL

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International , Corporation Finance
450, Fifth Street, N.W.,
WASHINGTON, D.C. 20549

04036607

RECEIVED
2004 AUG 31 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

SUB: i) **Listing Application**
ii) **Form No.2**
iii) **Annual Return as on 25.06.2004**

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

Enclosed please find the copies of the following documents :

Listing Application	:	Filed with Stock Exchanges for Listing of 1,32,614 Equity Shares of Rs.10/- each allotted on 09.07.2004 under employees Stock Options Scheme.
Form No.2-Return of Allotment	:	Filed with Registrar of Companies
Annual Return as on 25.06.2004	:	Filed with Registrar of Companies

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

PROCESSED
AUG 3 1 2004
THOMSON
FINANCIAL

ANNEXURE-

Appendix XIII

LISTING APPLICATION

(By Listing Companies for Further Issues)

1. Name of Company	**RANBAXY LABORATORIES LTD**
2. New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3. New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 09.07.2004 1,32,614 Equity Shares of Rs.10/ each As per statement attached.
4. New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5. New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees	NOT APPLICABLE

(iv) Number of shares allotted to- (a) Public other than directors And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. *(please given detailed particulars)*	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (iv) Number of shares allotted to-	NOT APPLICABLE

(a) Public other than Directors and underwriters of their Nominees. (b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state- (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD.

(TARUN DALAL)
SENIOR MANAGER (SECRETARIAL SERVICES)

Date: July 14, 2004

ANNEXURE-V

DISTRIBUTION SCHEDULE

(To be made out of each class of secuirty)

RANBAXY LABORATORIES LIMITED

(Name of Company)

Distribution of **EQUITY SHARES** as on **09.07.2004**

(Kind of Secuirty)

Total nominal value of **Rs.13,26,140** Nominal Value of each shares **Rs.10/-**

Total number of shares **1,32,614** Paid up value of per share **Rs.10/-**

Distinctive Nos. from **185735521** To **185868134** *

TABLE I

DISTRIBUTION OF HOLDINGS

FOR ALLOTMENT OF SHARES UNDER EMPLOYEES STOCK OPTION SCHEME OF THE COMPANY

Shareholding of nominal value		Shareholders		Share Amount	
Rs. From	Rs. To	Number	% to Total	Rs.	% to Total
(1)		(2)	(3)	(4)	(5)
1	5000	221	88.76	324310	24.46
5001	10000	13	5.22	92730	6.99
10001	20000	6	2.41	79100	5.96
20001	30000	1	0.40	24000	1.81
30001	40000	0	0.00	0	0.00
40001	50000	1	0.40	50000	3.77
50001	100000	7	2.81	756000	57.01
100001	and above	-	-	-	-
TOTAL		**249**	**100.00**	**1326140**	**100.00**

* 36,994 Equity Shares (against 12% FCD of Rs.300 each 1993 Series) kept in abeyance under provisions of Section 206A of the Companies Act, 1956. These 36,994 equity shares have not been issued till date and hence not allotted.

RANBAXY LABORATORIES LTD. NEW DELHI

TABLE II

NAME OF SHAREHOLDERS AND SHARES HELD BY THE FOLLOWING, VIZ

	Name of Shareholders	No. of Shares	% to Total No. of Shares
	(1)	(2)	(3)
a) Foreign Holding	(i) Foreign Collaborators	0	0.00
	(ii) Foreign Financial Institutions	0	0.00
	(iii) Foreign Nationals	2890	2.18
	(iv) Non-Resident Indians (Persons holding Indian Passport staying abroad and persons of Indian Origin staying abroad).	0	0.00
	(v) The Bank of New York	0	0.00
	(vi) Non-domestic Companies	0	0.00
	TOTAL	**2890**	**2.18**
b) Govt./Govt. Sponsored Financial Institutions	(I) Life Insurance Corpn of India	0	0.00
	(ii) Unit Trust of India *	0	0.00
	(iii) Industrial Finance Corpn. Of India	0	0.00
	(iv) Industrial Dev. Bank of India	0	0.00
	(v) Industrial Credit & Investment Corp of India	0	0.00
	(vi) General Insurance Corpn of India and its subsidiaries	0	0.00
	(vii) Nationalised Bank	0	0.00
	(vii) Government Companies	0	0.00
	(ix) Central Government	0	0.00
	(x) State Government	0	0.00
	(xi) State Financial Corporations	0	0.00
	(xii) Foreign Banks	0	0.00
	(xiv) Mutual Fund	0	0.00
	* Under various schemes		
	TOTAL	**0**	**0.00**
c) Bodies Corporate (not covered under (a) and (b))	(I) Holding Company	0	0.00
	(ii) Subsidiary Companies	0	0.00
	(iii) Other bodies corporate	0	0.00
	TOTAL	**0**	**0.00**
d) Directors and their relatives (as defined in Sec.6 of the Companies Act, 1956	(I) Directors	43600	32.88
	(ii) Relatives	0	0.00

RANBAXY LABORATORIES LTD. NEW DELHI

Other top 50 shareholders Other than those listed above	Names	No. of Shares	% to Total No. of Shares
	TOTAL	0	0

TABLE III

HOLDINGS OF OFFICE BEARERS AS ON 9TH JULY 2004

Names of Director, Managing Director, Chairman, President, Secretary	Official Relationship to the Coampany	Number of Shares
(1)	(2)	(3)
Mr. Tejendra Khanna	Chairman	0
Dr. Brian W Tempest	Chief Executive Officer and Managing Director	0
Mr. Malvinder Mohan Singh	Whole Time Director	0
Mr. J W Balani	Director	0
Mr. Vivek Bharat Ram	Director	0
Mr. Gurcharan Das	Director	0
Dr. P S Joshi	Director	0
Mr. Nimesh Kampani	Director	0
Mr. V K Kaul	Director	43600
Mr. Vivek Mehra	Director	0
Mr. Harpal Singh	Director	0
Mr. Surendra Daulet Singh	Director	0
Mr. S K Patawari	Company Secretary	0

CERTIFIED CORRECT
FOR RANBAXY LABORATORIES LTD

(TARUN DALAL)
SENIOR MANAGER - SECRETARIAL SERVICES

Dated: 14 . 07 . 2004 .

Note

Separate forms should comleted for each class of securities , e.g debentures, preference shares equity shares, etc. Similarly, separate forms should be completed for shares of the same class which are not identical all respects shares are identical all respects only if -

(1) They are of the same nominal value and the same amount per share has been called up

(2) They are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution the dividend payable on each shall amount to exactly the same sum net and gross; and

(3) They carry the same rights in all respects.

FORM NO.2

No of Company: **3747**
Nominal Capital : **Rs.200 Crores**

THE COMPANIES ACT, 1956

Return of Allotment
{(Pursuant to section 75(1)) }

Name of Company : **RANBAXY LABORATORIES LIMITED**

Presented by : **MR.S.K.PATAWARI, COMPANY SECRETARY**

Return of Allotment of the **RANBAXY LABORATORIES LIMITED** made out on the following **date/dates : **09.07.2004** filed with the Registrar of Companies pursuant to section 75(1)

1. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount per share	Nominal Amount total	Amount paid on application (excluding premium)	Amount paid or due and payable on allotment: paid	Amount paid or due and payable on allotment: due and payable	Amount of premium (if any) payable on shares	Amount of discount (If any)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	132614	10/-	1326140	1326140	-	-	6,02,01,226	-
2.Preference Shares other than redeemable Preference Shares			NOT APPLICABLE					
3.Redeemable preference Shares			NOT APPLICABLE					

2. (a) Shares allotted for consideration otherwise than in cash) Not Applicable
(i) Equity Shares)
(ii) Preference Shares)
(iii) Redeemable Preference Shares)
*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid-up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.
Other items (to be specified) Rs.

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of th shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares) Not Applicable
Nominal Amount of shares)
Amount to be treated as paid up on each shares Rs.)
(A copy of the resolution authorising the issue of the bonus shares should be attached to this return.

Names, addresses and occupation of the allottees

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	No of shares allotted		
			Equity	Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
09.07.2004		(As per List attached) at Annexure-I	1,32,614	-	-

FOR RANBAXY LABORATORIES LIMITED

Signature : [signature]

Designation: (S.K.PATAWARI)
COMPANY SECRETARY

Dated: 19.07.2004

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.

** State whether Director, Managing Director, Manager or Secretary

Note: 1. When a return includes several allotments made on different dates, the actual Date of all such allotments should be entered at the top of the from page and the Registration of the return should be effected within one month of the first date

2. A certificate signed by :-

<u>Director</u>
<u>Managing Director</u>
<u>Manager</u>
Or
Secretary

To the effect that the conditions, if any, imposed by the Controller of Capital Issues in the order consenting to the issue of the capital represented by the shares comprised in this return have been duly complied with shall accompany this return).

Contains Pages from 1 to 20

ANNUAL RETURN

Form of Annual Return of a Co. Having a Share Capital

The Companies Act, 1956 (1 of 1956)

SCHEDULE V PART II

(See Section 159)

I. REGISTRATION DETAILS

Registration No. XX37747 State Code 16 (Refer Code List 1)

Registration Date: Date 16 Month 06 Year 1961

Whether shares listed on recognised Stock Exchange(s) Y-Yes, N-No: Y

If Yes, Stock exchange code (Totals) (Refer Code List 2): A 1029 B ----

AGM Held (Y-Yes N-No): Y

Date of AGM/ Due Date: Date 25 Month 06 Year 2004

II. Name and Registered Office Address of Company

Company Name: RANBAXY LABORATORIES LIMITED

Address: A-11 INDUSTRIAL AREA SAS NAGAR

Town/City: ROPAR

State: PUNJAB Pin Code 160055

Telephone with STD: Area Code 0172 Number 2271450

Fax Number:

Email Address: http://www.ranbaxy.com

As per Notfn. No. G.S.R. 389 (E), F. No. 3/24/94—CLV, dt. 15-5-95, Dept. of Co. Affairs. and Amended by Notification No. G.S.R. 751(E), dt. 2-11-2002

III. Capital Structure of the Company (Amount in Rs. Thousands)

Authorised Shares Capital Breakup

Type of Shares	No. of Shares	Nominal Value (in Rs.)
(i) Equity	199000000	10
(ii) Cumulative Preference	100000	100
Total Authorised Capital	2000000	

Issued Share Capital Breakup

Type of Share	No. of Shares	Nominal Value (in Rs.)
(i) Equity	185698526	10
(ii) Cumulative Preference	NIL	NIL
Total Issued Capital	1856985	

Subscribed Share Capital Breakup

Type of Shares	No. of Shares	Nominal Value (in Rs.)
(i) Equity	185698526	10
(ii) Cumulative Preference	NIL	NIL
Total Subscribed Capital	1856985	

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No. 2388

[Paid] up Share Capital Breakup

[T]ype of Shares	No. of Shares	Amount Paid up (in Rs.)
[i]) Equity	1 8 5 6 9 8 5 2 6	— — — 1 0
[ii]) Cumulative Preference	— — N I L — —	— N I L —
Total Paid up Capital	— — 1 8 5 6 9 8 5	

[D]ebentures Breakup

Type of Debenture	No. of Debentures	Nominal Value (in Rs.)
[i]) Non Convertible		
(ii) Partly Convertible		
(iii) Fully Convertible		
Total Amount		

N.A.

CP No 2388

COMPANY SECRETARIES

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

1)

Name	Surname: BHARAT; Middle Name: RAM; First Name: VIVEK
Nationality (I-Indian, F-Foreign)	I
Date of birth	Date: 24; Month: 10; Year: 1943
Designation (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)	D
Date of Appointment	Date: 18; Month: 09; Year: 1992
Date of Ceasing	—
Election Commission Identity Card No. (if issued)	—

2)

Name	Surname: BRAR; Middle Name: SINGH; First Name: DAVINDER
Nationality (I-Indian, F-Foreign)	I
Date of birth	Date: 21; Month: 08; Year: 1953
Designation (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)	CHIEF EXECUTIVE OFFICERS & MANANGING DIRECT W.e.f. 05.07.1999 (Whole time director W.e.f. 06.02.1993)
Date of Appointment	
Date of Ceasing	—
Election Commission Identity Card No. (if issued)	—

3)

Name	Surname: KHANNA; Middle Name: TEJENDRA; First Name:
Nationality (I-Indian, F-Foreign)	I
Date of birth	Date: 16; Month: 12; Year: 1938
Designation (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)	CHAIRMAN (W.e.f 05.07.1999) DIRECTOR W.e.f. 22.09.1998
Date of Appointment	
Date of Ceasing	—
Election Commission Identity Card No. (if issued)	—

NITYANAND SINGH & CO. CP No. 2388

IV. Directors/Manager/Secretary Information (Contd.)

ntial Address: 23/24 MAULSARI AVENUE
WESTEND GREEN FARMS

/ City: PHASE-I RAJOKARI

ict: NEW DELHI

NCT OF DELHI

Code: 110038

---

dential Address: GREEN FIELDS FARM
GADAIPUR-JAUNAPUR ROAD
VILLAGE JAUNAPUR

n / City: TEHSIL MEHRAULI

rict: NEW DELHI

e: NCT OF DELHI

Code: 110030

---

idential Address: D-1/47 VASANT VIHAR
NEW DELHI

wn/City: NEW DELHI

trict:

te: NCT OF DELHI

Code: 110057

: Additional Sheets may be attached if needed.

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name	BALANI WADHUMAL JAI
	Surname / Middle Name / First Name
Nationality	F (I-Indian, F-Foreign)
Date of birth	14 11 1948 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)
Date of Appointment	20 11 1997 (Date / Month / Year)
Date of Ceasing	— — — (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—

Name	JOSHI SINGH PREETINDER
	Surname / Middle Name / First Name
Nationality	I (I-Indian, F-Foreign)
Date of birth	17 11 1947 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	09 05 1995 (Date / Month / Year)
Date of Ceasing	— — — (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—

Name	DAS GURCHARAN
	Surname / Middle Name / First Name
Nationality	I (I-Indian, F-Foreign)
Date of birth	03 10 1943 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)
Date of Appointment	23 01 2004 (Date / Month / Year)
Date of Ceasing	— — — (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—

CP No. 2388
COMPANY SECRETARIES

IV. Directors/Manager/Secretary Information (Contd.)

...ial Address	BALANI GROUP OF COMPANIES
	GOMPAS de la VICTORIA 3
/City	MALAGA
...t	
	SPAN
...ode	

...ential Address	MAHA RAJ SWAN SINGH
	CHARITABLE HOSPITAL
...n / City	BEAS
...rict	
...e	NCT OF DEGHI
...Code	143201

...sidential Address	124 JOR BAGH
	NEW DELHI
...own/City	NEW DELHI
...istrict	
...ate	NCT OF DELHI
...n Code	110003

...e: Additional Sheets may be attached if needed.

CP No. 2300 COMPANY SECRETARIES

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name	KAMPANI	MNIPESH	
	Surname	Middle Name	First Name
Nationality	I (I-Indian, F-Foreign)	Date of birth	30 09 1946 (Date Month Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)		
Date of Appointment	20 11 1997 (Date Month Year)	Date of Ceasing	— (Date Month Year)
Election Commission Identity Card No. (if issued)	—		

Name	KAUL	KUMAR	VINAY
	Surname	Middle Name	First Name
Nationality	I (I-Indian, F-Foreign)	Date of birth	06 04 1944 (Date Month Year)
Designation	W (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)	CEASES TO BE WHOLE-TIME DIRECTOR	
Date of Appointment	10 06 1997 (Date Month Year)	Date of Ceasing	31 12 2003 (Date Month Year)
Election Commission Identity Card No. (if issued)	—		

Name	KAUL	KUMAR	VINAY
	Surname	Middle Name	First Name
Nationality	I (I-Indian, F-Foreign)	Date of birth	06 04 1944 (Date Month Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)		
Date of Appointment	01 01 2004 (Date Month Year)	Date of Ceasing	— (Date Month Year)
Election Commission Identity Card No. (if issued)	—		

COMPANY SECRETARIES CP No. 2388

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address	123 MAKER TOWER-B
	12TH FLOOR CUFFEE
Town / City	PARADE MUMBAI
District	
State	MAHARASHTRA
Pin Code	400005

Residential Address	8202 8 8204
	VASANT KUNJ
Town / City	NEW DELHI
District	NEW DELHI
State	NCT OF DELHI
Pin Code	110070

Residential Address	8202 8 8204
	VASANT KUNJ
Town/City	NEW DELHI
District	NEW DELHI
State	NCT OF DELHI
Pin Code	110070

Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No. 2388

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name: M E H R A | V I V E K

Surname | Middle Name | First Name

Nationality: I — I-Indian, F-Foreign

Date of birth: 21 | 04 | 1955 (Date | Month | Year)

Designation: D — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director

Date of Appointment: 09 | 07 | 2001 (Date | Month | Year)

Date of Ceasing: — | — | — (Date | Month | Year)

Election Commission Identity Card No. (if issued): —

Name: S I N G H | H A R P A L

Surname | Middle Name | First Name

Nationality: I — I-Indian, F-Foreign

Date of birth: 11 | 09 | 1949 (Date | Month | Year)

Designation: D — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director

Date of Appointment: 10 | 07 | 2000 (Date | Month | Year)

Date of Ceasing: — | — | — (Date | Month | Year)

Election Commission Identity Card No. (if issued): —

Name: S I N G H M O H A N M A L V I N D E R

Surname | Middle Name | First Name

Nationality: I — I-Indian, F-Foreign

Date of birth: 27 | 11 | 1972 (Date | Month | Year)

Designation: W — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director

Date of Appointment: 01 | 01 | 2004 (Date | Month | Year)

Date of Ceasing: — | — | — (Date | Month | Year)

Election Commission Identity Card No. (if issued): —

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No. 2388

IV. Directors/Manager/Secretary Information (Contd.)

Residential Address	B-314 NEW FRIENDS
	COLONY
Town / City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110065

Residential Address	B-10 ANAND NIKETAN
	NEW DELHI
Town / City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110021

Residential Address	1 SOUTH END LANE
	NEW DELHI
Town/City	NEW DELHI
District	
State	NCT OF DELHI
Pin Code	110011

Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No 2388

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name	SINGHDALLET SURENDRA (Surname / Middle Name / First Name)
Nationality	I (I-Indian / F-Foreign)
Date of birth	04 06 1942 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)
Date of Appointment	01 08 1997 (Date / Month / Year)
Date of Ceasing	— (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—

Name	TEMPEST WLDRD BRIAN (Surname / Middle Name / First Name)
Nationality	F (I-Indian / F-Foreign)
Date of birth	13 06 1947 (Date / Month / Year)
Designation	W (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) JOINT MANAGING DIRECTOR AND CEO DESIGNATE W.e.f 01.01.2004
Date of Appointment	(Whole-time Director w.e.f 09.07.2001) 09 07 2001 (Date / Month / Year)
Date of Ceasing	— (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—

Name	DHILLONSINGHGURINDER (Surname / Middle Name / First Name)
Nationality	I (I-Indian / F-Foreign)
Date of birth	01 08 1955 (Date / Month / Year)
Designation	D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) (Alternate Director to Mr. J.K. Balani)
Date of Appointment	15 04 1999 (Date / Month / Year)
Date of Ceasing	— (Date / Month / Year)
Election Commission Identity Card No. (if issued)	—

CP No.

IV. Directors/Manager/Secretary Information (Contd.)

dential Address: FLAT NO 2 11 AURANGZEB ROAD NEW DELHI

m / City: NEW DELHI

trict:

te: NCT OF DELHI

Code: 110011

---

sidential Address: BHARGAVA FARM CHANDANHOLA CHATTAR PUR ROAD CHATTARPUR

own / City: NEW DELHI

istrict: NCT OF DELHI

ate:

in Code:

Residential Address: HOUSE NO 139 SECTOR 8 4 CHANDIGARH

Town/City: CHANDIGARH

District:

tate: UNION TERRITORY

Pin Code:

---

te : Additional Sheets may be attached if needed.

CP No. 2388

IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

Name: P A T A W A R I K U M A R _ S U S H I L
Surname / Middle Name / First Name

Nationality: I — I-Indian, F-Foreign

Date of birth: 15 06 1955 (Date / Month / Year)

Designation: S — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director

Date of Appointment: 21 09 1995 (Date / Month / Year)

Date of Ceasing: — — — (Date / Month / Year)

Election Commission Identity Card No. (if issued): —

Name: ______
Surname / Middle Name / First Name

Nationality: ___ I-Indian, F-Foreign

Date of birth: ___ (Date / Month / Year)

Designation: ___ C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director

Date of Appointment: ___ (Date / Month / Year)

Date of Ceasing: ___ (Date / Month / Year)

Election Commission Identity Card No. (if issued): ___

Name: ______
Surname / Middle Name / First Name

Nationality: ___ I-Indian, F-Foreign

Date of birth: ___ (Date / Month / Year)

Designation: ___ C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director

Date of Appointment: ___ (Date / Month / Year)

Date of Ceasing: ___ (Date / Month / Year)

Election Commission Identity Card No. (if issued): ___

IV. Directors/Manager/Secretary Information (Contd.)

Address	1 1 4 / 8 4 1ST FLR VIKRAM
	VIHAR LAJPAT NAGAR - IV
ity	NEW DELHI
	NEW DELHI
	NCT OF DELHI
:	1 1 0 0 2 4

ial Address	
City	
de	

ential Address	
/City	
ict	
ode	

Additional Sheets may be attached if needed.

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No. 2...

V. Details of Shares/Debentures Held at Date of AGM*

...r Folio of Share/Debenture Holder ☐☐☐☐☐☐☐☐

...e/Debenture ...ler's Name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐
Surname Middle Name First Name

...er's/Husband's ...ne ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

...e of Share/ ...enture ☐ 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

...mber of Shares/ ...bentures Held/ ...ck, if any ☐☐☐☐☐☐ Amount per Share (in Rs.) ☐☐☐☐☐☐

Reloaded

...dger Folio of Share/Debenture Holder ☐☐☐☐☐☐☐☐

...hare/Debenture ...older's Name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐
Surname Middle Name First Name

...ather's Husband's ...ame ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

...ype of Share/ Debenture ☐ 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Held/ Stock, if any ☐☐☐☐☐☐ Amount per Share (in Rs.) ☐☐☐☐☐☐

As per 3 Copies

Ledger Folio of Share/Debenture Holder ☐☐☐☐☐☐☐☐

Share/Debenture Holder's Name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐
Surname Middle Name First Name

Father's/Husband's Name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Type of Share/ Debenture ☐ 1-Equity, 2-Preference Shares, 3-Debentures, 4-Stock

Number of Shares/ Debentures Held/ Stock, if any ☐☐☐☐☐☐ Amount per Share (in Rs.) ☐☐☐☐☐☐

Note : Separate sheet may be attached if needed. If number of such share holders exceed 10, if so desired a text file may be submitted on a floppy or a cartridge tape in the format given in Annexure-III.

CP No 2388

V. Details of Shares/Debentures held at date of AGM (Contd.)

¦ess

m/City

trict

te

Code

ldress

own/City

istrict

tate

Pin Code

Address

Town/City

District

State

Pin Code

P.S. Annexure Attached

As

VI. Details of Shares/Debentures Transfers since Date of last AGM

(or in the case of the first return at any time since the incorporation of the company)*

Date of Previous AGM 25 (Date) 06 (Month) 2003 (Year)

Date of Registration of Transfer of Shares: Date [ ][ ] Month [ ][ ] Year [ ][ ][ ][ ]

Type of transfer [ ] 1-Equity, 2-Preference Shares. 3-Debentures, 4-Stock

Number of Shares/ Debentures Transferred [ ][ ][ ][ ][ ][ ] Amount per Share (in Rs.) [ ][ ][ ][ ][ ][ ]

Ledger Folio of Transferor [ ][ ][ ][ ][ ][ ]

Transferor's Name: Surname / Middle Name / First Name

Ledger Folio of Transferee [ ][ ][ ][ ][ ][ ]

Transferee's Name: Surname / Middle Name / First Name

Date of Registration of Transfer of Shares: Date [ ][ ] Month [ ][ ] Year [ ][ ][ ][ ]

Type of transfer [ ] 1-Equity, 2-Preference Shares. 3-Debentures, 4-Stock

Number of Shares/ Debentures Transferred [ ][ ][ ][ ][ ][ ] Amount per Share (in Rs.) [ ][ ][ ][ ][ ][ ]

Ledger Folio of Transferor [ ][ ][ ][ ][ ][ ]

Transferor's Name: Surname / Middle Name / First Name

Ledger Folio of Transferee [ ][ ][ ][ ][ ][ ]

Transferee's Name: Surname / Middle Name / First Name

---

*Note : Saparate sheet may be attached if needed. If number of such transactions exceed 10, if so desired a tax file may be submitted on a floppy or a cartridge tape in the format given in Annexure-IV.

CP No. 2388

VII. Indebtedness of the Company

(Amount in Rs. Thousands) [Secured Loans including interest outstanding/ accrued but not due for payment]

Amount | | | | 3 | 0 | 4 | 9 | 4 | 2 | (as on 31.12.2003)

VIII. Equity Share Capital Breakup (Percentage of Total Equity)

(i) Govt. [Central & State(s)]

| N | I | L |

(ii) Govt. Companies

| N | I | L |

(iii) Public Financial Institutions

| 1 | 5 | · | 02 |

(iv) Nationalised/Other Banks

| 0 | · | 1 | 8 |

(v) Mutual Funds

| 0 | · | 5 | 8 |

(vi) Venture Capital

| N | I | L |

(vii) Foreign Holdings FIIs/FCs/ FFIs/NRIs/OCBs)

| 3 | 3 | · | 46 |

(Viii) Bodies Corporate (Not Mentioned Above)

| 0 | · | 9 | 4 |

(ix) Directors/Relatives of Directors

| 0 | · | 1 | 5 |

(x) Other top 50 Share Holders [Other than those listed above]

| 2 | · | 1 | 6 |

NITYANAND SINGH & CO. COMPANY SECRETARIES CP No. 2388

We certify that :

a) the return states the facts as they stood on the date of the annual general meeting aforesaid, correctly and completely :

b) since the date of the last annual return the transfer of all shares, debentures, the issue of all further certificates of shares and debentures have been appropriately recorded in the books maintained for the purpose ;

(c) the whole of amounts envisaged in clauses (a) to (e) of sub-section (2) of section 205C of the companies Act. 1956 remaining unpaid or unclaimed for a period of seven years from the date they become payable by a company have been credited to the investor education and protection fund.

(d) the company has not, since the date of the annual general meeting with reference to which the last return was submitted, or in the case of a first return, since the date of the incorporation of the company, issued any invitation to the public to subscribe for any shares or debentures of the company ;

(e) where the annual return discloses the fact that the number of members of the company exceeds fifty. the excess consists wholly of persons who under sub-clause(I) section 3 are not to be included in the reckoning the number of fifty.

(f) since the date of annual general meeting with reference to which the first return was submitted or in the case of a first return since the date of the incorporation of the private company, no public company or deemed public company has or have held twenty five percent, or more of its paid up share capital ;

(g) the company did not have an average turnover of Rs. Ten Crores or more during the relevant period ;

(h) since the date of the annual general meeting with reference to which the last annual return was submitted or since the date of incorporation of the company, if it is first return, the company did not hold twenty five percent or more of the paid up share capital of one or more public companies : and

(i) the private company did not accept or renew or invite deposits from the public.

For RANBAXY LABORATORIES LTD.

Company Secretary

For RANBAXY LABORATORIES LTD.

MALVINDER MOHAN SINGH
Whole-Time Director

Signed

Director :

Director/Managing Director :

Manager/Secretory : For NITYANAND SINGH & CO.
COMPANY SECRETARIES

Secretary in whole time practice :

CP No. : NITYANAND SINGH (PROP.)
CP NO 2388

Note : Certificates to be given by a Director and Manager/Secretary or by two Directors where there is no manager or secretary. In the case of a company whose shares are listed on a recognised stock exchange, the certificates shall also be signed by a secretary in whole time practice.